Exhibit 99.1

PRESS RELEASE

Company Contact:	Israel Investor Relations Contact:
Brian Briggs, Chief Financial Officer	Iris Lubitch
Commtouch	EffectiveIR
+1.703.760.3444	+972.54.252.8007
brian.briggs@commtouch.com	Iris@EffectiveIR.co.il

U.S. Investor Contact:	Commtouch Media Contact:
Monica Gould	Matthew Zintel
The Blueshirt Group	Zintel Public Relations
+1.212.871.3927	+1.281.444.1590
monica@blueshirtgroup.com	matthew.zintel@zintelpr.com

FOR IMMEDIATE RELEASE

Commtouch Reports Second Quarter 2013 Results

Second Quarter 2013 Revenues of $8.1 Million, Rose 42% Versus a Year Ago

Net Income Improvement from First Quarter 2013

Updates 2013 Full Year GAAP Revenue Guidance to Between $32 to $33 Million

McLean, VA – August 6, 2013 – Commtouch® (NASDAQ: CTCH), a leading provider of Internet security technology and cloud-based services, today announced its second quarter 2013 financial results for the period ending June 30, 2013.

Second Quarter 2013 Financial Highlights:

  Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $8.1 million for the second quarter of 2013 compared to $7.9 million for the sequential first quarter of 2013 and $5.7 million in the second quarter of 2012.
  Non-GAAP revenues totaled $8.2 million for the second quarter of 2013 compared to $8.1 million for the sequential first quarter of 2013 and $5.7 million in the second quarter of 2012. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

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  GAAP net loss for the second quarter was $0.7 million compared to net loss of $1.3 million for the sequential first quarter of 2013 and net income of $0.8 million in the second quarter of 2012. Second quarter 2013 results include an acquisition related earn out adjustment of $0.3 million and a $0.1 million net litigation settlement in favor of the company and relating to contractual issues. First quarter 2013 results included an acquisition related earn out adjustment of $0.2 million and acquisition related expenses of $0.2 million.
  GAAP net loss per diluted share for the second quarter was $0.03, compared to a net loss of $0.05 for the sequential first quarter of 2013 and GAAP earnings per share of $0.03 in the second quarter of 2013. Second quarter and first quarter 2013 results include the aforementioned adjustments and expenses.
  Non-GAAP net income for the second quarter 2013 was $0.1 million compared to $0.1 million for the sequential first quarter of 2013 and $1.3 million in the second quarter of 2012.
  Non-GAAP earnings per diluted share for the second quarter 2013 were $0.00, compared to $0.00 for the sequential first quarter of 2013 and $0.05 in the second quarter of 2012.
  Cash generated by operating activities during the quarter was $1.5 million.
  Cash as of June 30, 2013 was $5.0 million, compared to $4.9 million as of March 31, 2013.

“We delivered a solid quarter and saw strong demand for our cloud-based detection services globally,” said Shlomi Yanai, chief executive officer at Commtouch. “In addition, we won key new customers for our recently launched Private Label Email Security-as-a-Service and Mobile Security for Android products.”

“The demand we are seeing for our new cloud-based products is very encouraging and gives us confidence in our strategy to transition the company into a complete could-based Security-as-a-Service provider,” Mr. Yanai added. “We continue to invest in our sales and marketing capabilities to support our upcoming product launches, however, it has taken us longer than anticipated to complete some key hires. As a result, we believe it is prudent to moderate our full year guidance to reflect the potential of a slower sales ramp.”

“We are very pleased with our financial performance in the quarter, which was marked by enhanced profitability and strong cash flow generation. We made good progress on streamlining the organization and improving the company’s cost structure during the quarter,” said Brian Briggs, chief financial officer at Commtouch. “The integration of our Q4 2012 acquisitions continues to proceed well and we expect this process to be largely complete in the third quarter.”

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

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Business Highlights:

•	During the second quarter, Commtouch won key customers and hosting clients for its new private label Email Security-as-a-Service product, the first major release in a series of planned cloud-based product introductions. These initial contracts have the potential to grow substantially as customers begin to roll out services.
•	The company secured its first win for the recently launched Mobile Security for Android solution with a key European partner.
•	Commtouch continued to see strong demand from a number of vendors and service providers both in the United States and internationally for its cloud-based detection services, most notably our outbound and inbound anti-spam, URL filtering and AV detection.
•	Commtouch remains on track to launch its new cloud-based Web security solutions in the second half of 2013. Those new solutions will focus on simple to provision and use Web security in the cloud services that will be delivered by our partners as private label services. All will be built on Commtouch’s market-leading security detection services.
•	Commtouch remains on track with the research and development of a new APT service toward the end of 2013.
•	In June, the company received the 2013 eco Internet Award in the “Security” category for our Mobile Security for Android solution. Mobile Security for Android is the first-ever OEM solution that offers cloud-assisted antivirus and Web security services delivered through a single, easy to integrate client SDK for the popular mobile operating system.

Results of Extraordinary General Meeting

At a delayed extraordinary general meeting of shareholders held on August 1, 2013, shareholders approved the following proposals: to elect a new outside director, David Earhart, to the company’s Board of Directors; to approve the company’s executive compensation policy; to ratify the bonus paid to our Chief Executive Officer; and to approve a change in the amount of cash compensation paid to non-employee directors.

Additional details on the above matters can be found in the company’s proxy statement, located on the Investor Relations tab of the company’s website.

Business Outlook

Based on current expectations, which include a slower ramp in the company’s sales and marketing organization, Commtouch has moderated its financial outlook for the full year 2013. The company now anticipates full year 2013 revenue between $32.0 million and $33.0 million, an increase of approximately 34% to 38% compared with full year 2012. Full year 2013 GAAP net loss is expected to be less than $2.0 million and non-GAAP net income is expected to be greater than $1.5 million.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

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Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes, acquisition related costs and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, August 6, 2013, at 10:00 a.m. ET to review the second quarter 2013 highlights, as well as walk through a strategic overview and evolution of the company’s growth strategy.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-407-8289

Israel Dial-in Number: 00-800-2246-2666

International Dial-in Number: 201-689-8341

at:

10:00 a.m. Eastern Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of Commtouch’s corporate website.

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About Commtouch

Commtouch® (NASDAQ: CTCH) is a leading provider of Internet security technology and cloud-based services for vendors and service providers, increasing the value and profitability of customers’ solutions by protecting billions of Internet transactions on a daily basis. With 12 global data centers and renowned technology, Commtouch’s email, Web, and antivirus capabilities easily integrate into customers’ products and solutions, keeping more than 350 million end users safe. To learn more, visit http://www.commtouch.com.

• Blog: http://blog.commtouch.com/cafe

• Facebook: http://www.facebook.com/commtouch

• LinkedIn: http://www.linkedin.com/company/commtouch

• Twitter: @Commtouch

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including i) the company’s revised 2013 revenue and profit forecasts, and ii) the belief that the initial Email Security-as-a-Service contracts have the potential to grow substantially as customers begin to roll out services, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$8,055	$5,671	$15,980	$11,567

Cost of revenues	1,756	1,014	3,534	2,066

Gross profit	6,299	4,657	12,446	9,501

Operating expenses:

Research and development	2,182	1,364	4,446	2,634

Sales and marketing	2,537	1,288	5,302	2,430

General and administrative	2,263	1,384	4,478	2,715

Total operating expenses	6,982	4,036	14,226	7,779

Operating profit (loss)	(683)	621	(1,780)	1,722

Financial income (expenses), net	(358)	64	(543)	87

Income (loss) before taxes	(1,041)	685	(2,323)	1,809

Tax benefit	296	119	319	204

Net income (loss) attributable to ordinary and equivalently participating shareholders	$(745)	$804	$(2,004)	$2,013

Earning (loss) per share- basic	$(0.03)	$0.03	$(0.08)	$0.08

Earning (loss) per share- diluted	$(0.03)	$0.03	$(0.08)	$0.08

Weighted average number of shares outstanding:
Basic	26,128	24,556	26,032	24,359

Diluted	26,128	25,219	26,032	25,054

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COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(In US$ thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit (loss)	$(683)	$621	$(1,780)	$1,722
Stock-based compensation (1)	344	348	674	712
Other acquisition related costs (2)	—	157	142	157
Amortization of intangible assets (3)	329	101	765	202
Adjustment to Earn-out liabilities(4)	—	—	(3)	—
Executive terminations (6)	—	—	165	—
Adjustment to deferred revenues (7)	141	—	337	—
Settlement agreements(8)	75	—	75	—

Non-GAAP operating profit	$206	$1,227	$375	$2,793

GAAP net income (loss)	$(745)	$804	$(2,004)	$2,013
Stock-based compensation (1)	344	348	674	712
Other acquisition related costs (2)	—	157	142	157
Amortization of intangible assets (3)	329	101	765	202
Adjustment to Earn-out liabilities(4)	261	—	431	28
Income taxes (5)	(279)	(101)	(371)	(217)
Executive terminations (6)	—	—	165	—
Adjustment to deferred revenues (7)	141	—	337	—
Settlement agreements(8)	75	—	75	—

Non-GAAP net income	$126	$1,309	$214	$2,895

GAAP earnings (loss) per share	$(0.03)	$0.03	$(0.08)	$0.08
Stock-based compensation (1)	0.01	0.01	0.03	0.03
Other acquisition related costs (2)	—	0.01	0.01	0.01
Amortization of intangible assets (3)	0.01	0.00	0.03	0.01
Adjustment to Earn-out liabilities(4)	0.01	—	0.02	0.00
Income taxes (5)	(0.01)	(0.00)	(0.01)	(0.01)
Executive terminations (6)	—	—	0.01	—
Adjustment to deferred revenues (7)	0.01	—	0.01	—
Settlement agreements(8)	0.00	—	0.00	—

Non-GAAP earnings per share	$0.00	$0.05	$0.01	$0.12

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	26,132	25,219	26,191	25,054

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COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)

(In US$ thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

(1) Stock-based compensation
Cost of revenues	$14	$9	$26	$18
Research and development	63	71	121	138
Sales and marketing	76	78	135	166
General and administrative	191	190	392	390

	$344	$348	$674	$712

(2) Other acquisition related costs
General and administrative	—	157	142	157

	—	$157	$142	$157

(3) Amortization of intangible assets
Cost of revenues	$142	$48	$330	$96
Sales and marketing	187	53	435	106

	$329	$101	$765	$202

(4) Adjustment to Earn-out liabilities
General and administrative	—	—	$(3)	—
Financial expenses, net	261	—	434	28

	$261	—	$431	$28

(5) Income taxes
Deferred tax asset - tax benefit	(279)	(101)	(371)	(217)

	$(279)	$(101)	$(371)	$(217)

(6) Executive terminations
General and administrative	—	—	165	—

	—	—	$165	—

(7) Adjustment to deferred revenues
Revenues	141	—	337	—

	$141	—	$337	—

(8) Settlement agreements
General and administrative	75	—	75	—

	$75	—	$75	—

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30 2013	December 31 2012
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$4,951	$5,137
Trade receivables	5,171	5,996
Deferred income taxes	2,289	2,239
Prepaid expenses and other accounts receivable	2,420	1,503
Total current assets	14,831	14,875

Long-term lease deposits	63	57
Severance pay fund	785	756
Property and equipment, net	2,464	1,608
Deferred income taxes	3,423	3,348
Intangible assets, net	36,118	37,086
Investment in affiliate	1,483	1,403
Total assets	59,167	59,133

Liabilities and Shareholders’ Equity
Current Liabilities:
Current Credit line	3,003	—
Accounts payable	1,065	958
Employees and payroll accruals	2,309	2,280
Accrued expenses and other liabilities	1,013	1,587
Short-term Earn-out liabilities	1,795	4,048
Deferred revenues	4,935	4,535
Total current liabilities	14,120	13,408

Long term deferred revenues	2,036	492
Long term deferred tax	2,911	3,187
Long term Earn-out liabilities	4,987	6,409
Accrued severance pay	935	915
Total long-term liabilities	10,869	11,003

Shareholders’ equity	34,178	34,722
Total liabilities and shareholders’ equity	$59,167	$59,133

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income (loss)	$(745)	$804	$(2,004)	$2,013

Adjustments:
Depreciation	278	126	497	277
Compensation related to options issued to employees and consultants	344	348	674	712
Amortization of intangible assets	329	101	765	202
Accrued interest and exchange rate differences on credit line	(2)	—	(2)	—
Accretion of Earn-out liabilities	261	—	431	28

Changes in assets and liabilities:
Decrease (increase) in trade receivables	1,195	(161)	812	(696)
Increase in deferred taxes	(279)	(101)	(372)	(217)
Decrease in prepaid expenses and other receivables	(102)	7	(1,002)	164
Increase in accounts payable	474	334	88	151
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	61	254	(516)	266
Increase (decrease) in deferred revenues	(321)	(328)	1,958	(308)
Increase (decrease) in accrued severance pay, net	(22)	7	(9)	3
Net cash provided by operating activities	1,471	1,391	1,320	2,595

Cash from investing activities

Change in long - term lease deposits	(8)	(11)	(6)	(11)
Investment in affiliate	(80)	—	(80)	—
Purchase of property and equipment	(755)	(187)	(1,336)	(320)
Net cash used in investing activities	(843)	(198)	(1,422)	(331)

Cash flows from financing activities

Credit line	3,005	—	3,005	—
Buyback of outstanding shares	—	(567)	—	(613)
Earn out payment of acquisition	(3,994)	(3,400)	(3,994)	(3,400)
Proceeds from options exercised	433	559	919	704
Net cash used in financing activities	(556)	(3,408)	(70)	(3,309)
Effect of exchange rate changes on cash	6	—	(14)	—
Increase (decrease) in cash and cash equivalents	72	(2,215)	(172)	(1,045)
Cash and cash equivalents at the beginning of the period	4,873	22,038	5,137	20,868
Cash and cash equivalents at the end of the period	$4,951	$19,823	$4,951	$19,823

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